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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                  The Smith & Wollensky Restaurant Group, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   831758 10 7
                                 (CUSIP Number)


                                  May 22, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (6-00)

CUSIP NO. 831758 10 7               13G                    Page 2 of 6 Pages


-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THL Equity Advisors Limited Partnership (04-3073939)
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  874,940

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER



                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  874,940

-------- ----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         874,940


-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         PN

-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 831758 10 7             13G                    Page 3 of 6 Pages

Item 1 (a).       Name of Issuer:   The Smith & Wollensky Restaurant Group, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:
                  1114 First Avenue, New York, New York 10021

Item 2 (a).       Name of Person Filing: THL Equity Advisors Limited
                  Partnership

Item 2 (b).       Address of Principal Business Office or, if none, Residence:
                  c/o Thomas H. Lee Company
                  75 State Street,
                  Boston, MA 02109

Item 2 (c).       Citizenship:      Massachusetts

Item 2 (d).       Title of Class of Securities:
                  Common Stock, $0.01 par value per share


Item 2 (e).       CUSIP Number:     831758 10 7


Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                  - Not Applicable -

         (a)       [ ]  Broker or dealer registered under Section 15 of the
                        Exchange Act;

         (b)       [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)       [ ]  Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

         (d)       [ ]  Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)       [ ]  An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E);

         (f)       [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)       [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)       [ ]  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

         (i)       [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)       [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




CUSIP NO. 831758 10 7             13G                    Page 4 of 6 Pages


Item 4.           Ownership

         (a)      Amount Beneficially Owned:874,940 shares (1)

         (b).     Percent of Class: 9.4%

         (c)      Number of Shares as to which Such Person has:

                  (i)      sole power to vote or to direct the vote                       ________ shares
                  (ii)     shared power to vote or to direct the vote                        874,940 shares
                                                                                          ----------
                  (iii)    sole power to dispose or to direct the disposition of          ________ shares
                  (iv)     shared power to dispose or to direct the disposition of           874,940 shares
                                                                                          ----------

----------------

(1) Due to an existing arrangement among the Reporting Person, Thomas H. Lee Equity Partners, L.P., and THL Equity Trust, the Reporting Person may be deemed to beneficially own an aggregate of 874,940 shares of the Issuer owned by Thomas
H. Lee Equity Partners, L.P. The Reporting person disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, except to the extent of its pecuniary interest therein.


Item 5.           Ownership of Five Percent or Less of a Class -Not Applicable-

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  - Not Applicable -

CUSIP NO. 831758 10 7               13G                    Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  - Not Applicable -


Item 8.           Identification and Classification of Members of the Group

                  - Not Applicable -


Item 9.           Notice of Dissolution of Group

                  - Not Applicable -


Item 10. Certification

                  - Not Applicable -

CUSIP NO. 831758 10 7               13G                    Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
 .

Dated:  February 14, 2002.     THL Equity Advisors Limited Partnership

                               By: THL Equity Trust, its General Partner


                               By: /s/Thomas H. Lee
                                  Name: Thomas H. Lee
                                  Title: Chairman





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)